FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: January 2010
Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6
(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ☐                Form 40-F   ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
	By:	/s/ Russel C. Robertson
		Name:	Russel C. Robertson
		Title:	Chief Financial Officer

Date: January 6, 2010	By:	/s/ Blair F. Morrison
		Name:	Blair F. Morrison
		Title:	Senior Vice-President, Deputy General Counsel, Corporate Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Record Date
(Filed in form required by Canadian National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer)